As filed with the Securities and Exchange Commission on December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NEW YORK CITY REIT, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class B Common Stock, $0.01 par value per share

(Title of Class of Securities)

649439114

(CUSIP Number of Class of Securities)

Edward M. Weil, Jr.
Executive Chairman, Chief Executive Officer, President and Secretary
New York City REIT, Inc.
650 Fifth Avenue, 30th Floor
New York, New York 10019
(212) 415-6500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Michael J. Choate, Esq.
Proskauer Rose LLP
Three First National Plaza
70 West Madison, Suite 3800
Chicago, Illinois 60602
(312) 962-3567

CALCULATION OF FILING FEE
Transaction Valuation:	Amount of Filing Fee:
$455,000 (a)	$49.64 (b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of Class B common stock, $0.01 par value per share.
(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, equals $109.10 per million dollars of the aggregate value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 49.64	Filing Party:	New York City REIT, Inc.
Form or Registration No.:	005-90261	Date Filed:	December 28, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by New York City REIT, Inc., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 28, 2020 as amended and supplemented by Amendment No. 1 thereto filed with the SEC on December 29, 2020 (as amended by Amendment No. 1 thereto and this Amendment No. 2, the “Schedule TO”). This Schedule TO relates to the offer by the Company to purchase up to 65,000 shares of the Company’s Class B common stock, par value $0.01 per share (the “Class B Shares”) at a purchase price equal to $7.00 per Class B Share, net to the seller in cash, less any applicable withholding taxes and without interest, subject to the Company’s ability to increase the number of Class B Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Class B Shares (resulting in a commensurate increase in the dollar volume by up to approximately $0.9 million) without amending or extending the offer in accordance with rules promulgated by the SEC. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 28, 2020 (as amended by Amendment No. 1 to the Schedule TO and this Amendment No. 2 and as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as the same may be further amended or supplemented from time to time, the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer.” Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase. This Amendment No. 2 serves to amend and supplement certain information in the Offer to Purchase. Only those items amended and supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO (including Amendment No. 1 thereto), the Offer to Purchase and the Letter of Transmittal.

Items 1 through 11.

The Offer to Purchase dated December 28, 2020 is hereby amended and supplemented as follows:

1.	The first two bullet points in the first full paragraph under the caption “What are the most significant conditions to the Offer?” on page 7 of the Offer to Purchase are hereby amended and restated in their entirety as follows:

•	the MacKenzie Offer has not been terminated or withdrawn prior to the Expiration Date of our Offer;

2.	The first sub-bullet point of the fourth bullet point in the first full paragraph under the caption “What are the most significant conditions to the Offer?” on page 7 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

•	any general suspension of trading in securities on any U.S. national securities exchange or in the over-the-counter market;

3.	The second full paragraph under the caption “What are the most significant conditions to the Offer?” on page 8 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

In addition, if completing the Offer on its current or amended terms would result in an individual stockholder exceeding the ownership limits set forth in our charter and thus potentially cause us to fail to qualify for taxation as a real estate investment trust for U.S. federal income tax purposes (“REIT”), we may terminate or amend the Offer or postpone accepting Class B Shares for payment.

4.	The first two bullet points in the first full paragraph in Section 6 “Conditions to the Offer” on page 18 of the Offer to Purchase are hereby amended and restated in their entirety as follows:

•	the MacKenzie Offer has not been terminated or withdrawn prior to the Expiration Date of our Offer;

5.	The first sub-bullet point of the fourth bullet point in the first full paragraph in Section 6 “Conditions to the Offer” on page 18 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

•	any general suspension of trading in securities on any U.S. national securities exchange or in the over-the-counter market;

6.	The second full paragraph in Section 6 “Conditions to the Offer” on page 18 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

In addition, if completing the Offer on its current or amended terms would result in an individual stockholder exceeding the ownership limits set forth in our charter and thus potentially cause us to fail to qualify for taxation as a REIT, we may terminate or amend the Offer or postpone accepting Class B Shares for payment.

7.	The first full paragraph in Section 18 “Miscellaneous” on page 30 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of Class B Shares pursuant thereto, we will make a good faith effort to comply with that state statute or seek to have the statute declared inapplicable to the Offer. If, after a good faith effort, we cannot cause the Offer to comply with the state statute, we will neither make the Offer to, nor will we accept tenders from or on behalf of, the holders of Class B Shares in that state.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2020

New York City REIT, Inc.

	By:	/s/ Edward M. Weil, Jr.
Edward M. Weil, Jr.
Chief Executive Officer, President, and Secretary